BD

3-21

03013168

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13975

RECEIVED MAR 10 2003 — SEC MAIL PROCESSING — WASH. D.C. 181 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Princor Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines, Iowa 50392-0200
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Beer 515-362-2256
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400 Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0212-0378756

Oath or Affirmation

I, Michael J. Beer, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Princor Financial Services Corporation, as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Executive Vice President

5-01-03

Notary Public

SHERRY LOURENS
Commission Number 174178
My Comm. Exp. May 4, 2003

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- (X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Independent Auditors' Supplementary Report on Internal Control

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Princor Financial Services Corporation
Years Ended December 31, 2002 and 2001
With Report of Independent Auditors

Princor Financial Services Corporation

Financial Statements and Supplemental Information

Years Ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Princor Financial Services Corporation

We have audited the accompanying consolidated balance sheets of Princor Financial Services Corporation (an indirect, wholly-owned subsidiary of Principal Financial Group, Inc.) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Princor Financial Services Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying supporting schedules are presented for purposes of additional analysis and are not a required part of the consolidated financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Ernst & Young LLP

January 30, 2003

Princor Financial Services Corporation

Consolidated Balance Sheets

	December 31 2002	2001
Assets		
Cash	**$ 2,877,581**	$ 3,380,573
Short-term investments, at cost (approximates market)	**9,286,417**	20,790,977
Long-term investments, at market value (amortized cost: 2002 – $11,148,614; 2001 – $3,559,541)	**11,418,967**	3,603,786
Accrued interest and dividends receivable	**70,234**	70,234
Due from:		
Mutual funds and other affiliates	**4,003,590**	2,517,805
Others	**595,619**	503,153
Deferred commission expense	**12,747,660**	11,907,180
Prepaid expenses	**114,503**	116,955
Other assets	**90,201**	90,201
Total assets	**$41,204,772**	$42,980,864
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 1,466,773**	$ 1,261,928
Accounts payable	**1,707,812**	1,698,107
Income taxes payable	**286,958**	221,235
Due to:		
Principal Life Insurance Company	**5,849,164**	5,826,968
Mutual funds and other affiliates	**5,869,833**	6,608,854
Deferred income taxes	**775,060**	1,867,929
Total liabilities	**15,955,600**	17,485,021
Stockholder's equity:		
Common Stock, par value $10.00 per share – authorized 50,000 shares, issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly-owned subsidiary of Principal Financial Group, Inc.)	**400,000**	400,000
Additional paid-in capital	**14,159,149**	13,898,892
Retained earnings	**10,690,023**	11,196,951
Total stockholder's equity	**25,249,172**	25,495,843
Total liabilities and stockholder's equity	**$41,204,772**	$42,980,864

See accompanying notes.

Princor Financial Services Corporation

Consolidated Statements of Operations

	Year Ended December 31	
	2002	**2001**
Brokerage revenues:		
Commissions:		
Principal Mutual Funds	**$ 9,058,658**	$ 9,068,971
Other mutual funds	**6,975,955**	6,094,206
Variable annuities	**23,273,905**	17,395,066
Flexible variable life policies	**21,068,435**	21,219,114
General securities	**9,201,251**	8,349,272
Distribution and shareholder servicing fees	**10,747,392**	11,713,622
Total brokerage revenues	**80,325,596**	73,840,251
Less commission related expenses:		
Principal Mutual Funds	**11,308,373**	10,949,840
Other mutual funds	**5,786,299**	4,195,340
Variable annuities	**22,405,756**	16,717,344
Flexible variable life policies	**21,068,435**	21,219,114
General securities	**6,513,013**	6,077,403
Distribution fees	**5,193,022**	5,624,513
Reimbursement for field personnel and services	**4,455,574**	4,759,128
Total commission related expenses	**76,730,472**	69,542,682
Net brokerage revenues	**3,595,124**	4,297,569
Other revenues:		
Management fees	**47,162,248**	39,470,790
IRA custodial fees	**1,999,092**	2,038,702
Interest and dividends	**567,188**	753,997
Net investment gains	**251,124**	325,969
Other	**177,448**	68,476
Total other revenues	**50,157,100**	42,657,934

Princor Financial Services Corporation

Consolidated Statements of Operations (continued)

	Year Ended December 31	
	2002	**2001**
General and administrative expenses:		
Management and services	**$19,323,989**	$19,919,293
Expense reimbursements to mutual funds	**2,295,902**	2,346,175
Asset fees paid to affiliate	**14,187,519**	5,798,746
Licenses and fees	**32,444**	49,376
Professional fees	**1,099,109**	1,245,996
Investment advisory fees	**8,765,896**	7,974,643
Blanket bond expense	**161,722**	139,701
Organization expenses	**–**	54,500
Other	**1,028,095**	1,590,634
Total general and administrative expenses	**46,894,676**	39,119,064
Income before income taxes	**6,857,548**	7,836,439
Federal and state income taxes	**2,564,476**	2,701,814
Net income	**$ 4,293,072**	$ 5,134,625

See accompanying notes.

Princor Financial Services Corporation

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock	**Additional Paid-In Capital**	**Retained Earnings**	**Total**
Balance at January 1, 2001	$400,000	$13,898,892	$13,562,326	$27,861,218
Net income for 2001	–	–	5,134,625	5,134,625
Dividends paid to parent	–	–	(7,500,000)	(7,500,000)
Balance at December 31, 2001	400,000	13,898,892	11,196,951	25,495,843
Net income for 2002	–	–	**4,293,072**	**4,293,072**
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	**260,257**	–	**260,257**
Dividends paid to parent	–	–	**(4,800,000)**	**(4,800,000)**
Balance at December 31, 2002	**$400,000**	**$14,159,149**	**$10,690,023**	**$25,249,172**

See accompanying notes.

Princor Financial Services Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31 2002	2001
Operating activities		
Net income	**$4,293,072**	$ 5,134,625
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferral of commission expense	**(6,546,196)**	(3,972,995)
Amortization of deferred commission expense	**5,705,716**	3,903,676
Amortization of premiums and discounts on long-term investments	**12,508**	12,508
Distributions from (long-term) mutual funds reinvested	**(276,565)**	–
Net investment gains	**(251,124)**	(325,969)
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	**260,257**	–
Deferred income taxes	**(1,092,869)**	(1,073,326)
Changes in operating assets and liabilities:		
Accrued interest and dividends receivable, due from others, prepaid expenses and other assets	**(90,014)**	(379,131)
Due to Principal Life Insurance Company	**22,196**	891,109
Due to/from mutual funds and other affiliates	**(2,224,806)**	1,175,670
Commissions payable, accounts payable and income taxes payable	**280,273**	(98,816)
Net cash provided by operating activities	**92,448**	5,267,351
Investing activities		
Purchase of long-term investments	**(7,300,000)**	–
Net cash used in investing activities	**(7,300,000)**	–
Financing activities		
Dividends paid to parent	**(4,800,000)**	(7,500,000)
Net cash used in financing activities	**(4,800,000)**	(7,500,000)
Decrease in cash and cash equivalents	**12,007,552**	(2,232,649)
Cash and cash equivalents at beginning of year	**24,171,550**	26,404,199
Cash and cash equivalents at end of year	**$12,163,998**	$24,171,550
Supplemental disclosure of cash flow information		
Net cash paid during the year for income taxes	**$ 3,591,622**	$ 4,058,960

See accompanying notes.

Princor Financial Services Corporation

Notes to Consolidated Financial Statements

December 31, 2002

1. Significant Accounting Policies

Organization and Basis of Presentation

Princor Financial Services Corporation (the Company) engages primarily in the sale of shares of mutual funds, including twenty-four open-end investment companies (Principal Mutual Funds) organized by Principal Life Insurance Company (Principal Life), an affiliate, and registered variable annuity contracts and flexible variable life policies issued by Principal Life. Commission income is derived from the sale of mutual fund shares, direct participation programs, variable annuity contracts, flexible variable life policies, certificates of deposit, and general securities and is recorded on a trade-date basis. A wholly-owned subsidiary of the Company, Principal Management Corporation, serves as manager and investment advisor for the twenty-four mutual funds whose shares are sold by the Company and receives compensation based on contracts approved annually by the funds' Boards of Directors.

The Company is a wholly-owned subsidiary of Principal Financial Services, Inc., who in turn, was an indirect, wholly-owned subsidiary of Principal Mutual Holding Company. Under the terms of Principal Mutual Holding Company's Plan of Conversion, effective October 26, 2001 (the Date of Demutualization), Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company, Principal Financial Group, Inc., a Delaware business corporation.

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly-owned subsidiary, Principal Management Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Significant Accounting Policies (continued)

Investments

Short-term investments are valued at cost, which approximates market. The Company has an arrangement whereby a substantial portion of its short-term funds ($7,331,152 and $10,326,873 at December 31, 2002 and 2001, respectively) are pooled with the funds of other affiliates and invested by Principal Life. The Company has access to these funds at any time and is credited with interest approximating the yield earned by Principal Life Insurance Company Separate Account Money Market, which invests in commercial paper. The Company's long-term investments consist of corporate bonds, and investments in various Principal Mutual Funds, which are reported at market value. Market values of the corporate bonds are determined using the last reported bid price. Market values of the mutual funds are determined by reference to published net asset values per share. The resulting change in the difference between cost and market value is included in net income.

The net unrealized appreciation or depreciation of long-term investments consisted of gross unrealized gains of $333,191 and gross unrealized losses of $62,838 at December 31, 2002 and gross unrealized gains of $95,775 and gross unrealized losses of $51,530 at December 31, 2001. Realized gains and losses on sales of investments are determined on the basis of specific identification of securities sold.

Deferred Sales Costs

The Company defers commissions on the sale of Class B shares of the Principal Mutual Funds which are subject to contingent deferred sales charges (CDSC). The deferred commission amounts are amortized over a period of six to seven years using the straight-line method. During 2001, certain mutual funds sponsored by Principal Life began offering Class J shares. The Company pays commissions in connection with the sale of Class J shares. Additionally, in 2002, the Company started paying finders fees in connection with the sale of Class A shares of Principal Mutual Funds. The Company defers these expenditures and amortizes these deferrals over 18 months, the period of time the shares are subject to CDSC fees, using the straight-line method.

1. Significant Accounting Policies (continued)

Historically, the Company deferred commissions on Class C shares of Principal Mutual Funds. The deferrals related to Class C shares were amortized over one year, the period of time the shares were subject to CDSC fees, using the straight-line method. The Principal Mutual Funds stopped offering Class C shares after January 2002. The deferred asset balance related to Class C shares was fully amortized at December 31, 2002.

Total amortization of deferred expenses was $5,705,716 and $3,903,676 during the years ended December 31, 2002 and 2001, respectively. The Company periodically evaluates whether events or circumstances have occurred which may affect the recoverability of the remaining deferred commission expense asset.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased (including all of its short-term investments) to be cash equivalents.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

2. Summarized Financial Information of Parent Company Only

The Company reports information pursuant to Section 17 of the Securities Exchange Act of 1934 and prepares its net capital computation in accordance with Rule 15c3-1 of the Securities and Exchange Commission (see Note 4) on an unconsolidated basis. Summarized financial data for the Company (parent only) as of and for the years ended December 31, 2002 and 2001, is as follows:

	December 31	
	2002	**2001**
Investment in wholly owned subsidiary*	**$ 3,515,843**	$ 5,019,781
Other assets	**28,219,054**	28,560,564
Total assets	**$31,734,897**	$33,580,345
Deferred income taxes	**$ 1,197,347**	$ 2,201,001
Other liabilities	**5,288,378**	5,883,501
Stockholder's equity	**25,249,172**	25,495,843
Total liabilities and stockholder's equity	**$31,734,378**	$33,580,345

	Year Ended December 31	
	2002	**2001**
Revenues	**$85,136,878**	$78,989,710
Expenses	**(91,630,486)**	(86,275,664)
Equity in income of subsidiary*	**10,786,680**	12,420,579
Net income	**$ 4,293,072**	$ 5,134,625

*Eliminated in consolidation.

3. Income Taxes

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in consolidated federal and state income tax returns filed by Principal Financial Group, Inc. The companies have adopted the policy of allocating income tax expenses and benefits to members of the consolidated group based upon their pro rata contribution of taxable income or operating losses. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each company.

3. Income Taxes (continued)

Income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes due to non-deductible meals and entertainment and state income taxes.

Deferred income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

	December 31	
	2002	**2001**
Deferred income tax liabilities:		
Deferred commission expense	**$2,143,538**	$3,218,948
Unrealized appreciation of long-term investments	**130,683**	32,745
Other items	**–**	180,927
Total deferred income tax liabilities	**2,274,221**	3,432,620
Deferred income tax assets:		
Benefit and medical plan contributions not currently deductible for tax	**(622,711)**	(680,125)
Intercompany allocation of book and tax depreciation differences	**(26,482)**	(51,198)
Vacation accrual	**(286,566)**	(276,005)
Bonus accrual	**(206,607)**	(199,127)
Other items	**(356,795)**	(358,236)
Total deferred income tax assets	**(1,499,161)**	(1,564,691)
Net deferred income tax liabilities	**$ 775,060**	$1,867,929

3. Income Taxes (continued)

Significant components of the provision for income taxes are as follows:

	Year Ended December 31	
	2002	**2001**
Current:		
Federal	**$3,307,044**	$3,835,812
State	**350,301**	(60,672)
Total current	**$3,657,345**	3,775,140
Deferred:		
Federal	**(983,737)**	(963,242)
State	**(109,132)**	(110,084)
Total deferred	**(1,092,869)**	(1,073,326)
	$2,564,476	$2,701,814

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had defined net capital of $7,450,139, which was $7,097,581 in excess of its required net capital of $352,558. The Company's defined net capital ratio (unconsolidated) was .71 to 1.

The Company has a special bank account (zero balance at December 31, 2002 and 2001) as required under Rule 15c3-3(k)(2)(i), designated "Special Account for the Exclusive Benefit of Customers".

The Securities and Exchange Commission rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

4. Net Capital Requirements (continued)

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation and AMERITRADE, Inc. (the clearing broker-dealers). The Company promptly transmits all customer funds and securities to the clearing broker-dealers. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

5. Related Party Transactions

As set forth on the consolidated statements of operations, the Company receives the following fees from Principal Life and Principal Mutual Funds:

- The Company collects commissions for the sale of Principal Mutual Funds and variable annuity and flexible variable life products offered by Principal Life;
- The Company receives distribution (Rule 12b-1) and shareholder servicing fees from Principal Mutual Funds;
- The Company received (investment advisory and) management fees from Principal Mutual Funds based on the underlying funds' average daily net assets; and
- The Company receives IRA custodial fees from customers of Principal Life and Principal Mutual Funds for assets for which Principal Life acts as custodian.

During 2002 and 2001, the Company had agreements with certain Principal Mutual Funds, whereby the Funds reimburse the Company for expenses incurred in distributing and promoting the sale of shares of the funds. These distribution and shareholder servicing fees are based on a plan approved annually by the Funds' Boards of Directors. In addition, services of employees and other operating costs, including commissions which have been deferred are initially paid by Principal Life and charged directly to the Company and subsidiaries. For the year ended December 31, 2002 and 2001, these amounts aggregated $39,315,125 and $31,102,004, respectively.

At December 31, 2002, the due from mutual funds and due to mutual funds balances included $4,003,438 (2001 – $2,487,820) and $5,383,926 (2001 – $6,128,831), respectively, which relate to the Principal Mutual Funds.

5. Related Party Transactions (continued)

During 2002, Principal Financial Group, Inc. elected to adopt the fair value method of accounting for stock-based compensation as defined by Statement of Financial Accounting Standards (SFAS) No. 123 *Accounting for Stock-Based Compensation.* Principal Financial Group, Inc. elected to apply the prospective method of transition as described in SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.* Principal Financial Group, Inc. has allocated the expenses associated with SFAS No. 123 and 148 to each of its subsidiaries, with the allocation aggregating $260,257 to the Company for the year ended December 31, 2002. As Principal Financial Group, Inc. has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses which may result from these actions.

Supplemental Information

Princor Financial Services Corporation

Computation of Net Capital – Part IIA

December 31, 2002

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$25,249,172
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			25,249,172
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			25,249,172
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Due from mutual funds, other affiliates and others	$ 334,205		
2. Deferred commission expense	12,747,660		
3. Investment in subsidiary	3,515,843		
4. Prepaid expenses	43,124		
5. Income taxes recoverable	236,727	$16,877,559	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	16,877,559
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			8,371,613

Princor Financial Services Corporation

Computation of Net Capital – Part IIA (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
A. Contractual securities commitments	$ –	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	878,819	
3. Options	–	
4. Other securities	42,655	
D. Undue Concentration	–	
E. Other	–	$ 921,474
10. Net Capital		$7,450,139

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 352,558
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
13. Net capital requirement (greater of line 11 or 12)	352,558
14. Excess net capital (line 10 less 13)	7,097,581
15. Excess net capital at 1000% (line 10 less 10% of line 19)	6,921,301

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Commissions payable	1,466,773	
• Accounts payable	776,705	
• Due to Principal Life Insurance Company	3,038,368	
• Due to mutual funds and other affiliates	6,532	5,288,378
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
19. Total aggregate indebtedness		5,288,378

Princor Financial Services Corporation

Computation of Net Capital – Part IIA (continued)

Computation of Aggregate Indebtedness

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	71%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Princor Financial Services Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2002

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(A) – "Special Account for the Exclusive Benefit of customers" maintained	______
C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firms: **Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation and AMERITRADE, Inc.**	X
D. (k)(3) – Exempted by order of the Commission	______

Princor Financial Services Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2002

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing submitted to the National Association of Securities Dealers, Inc.

This audited report includes the consolidated financial statements of the Company and its wholly-owned subsidiary, Principal Management Corporation, as of and for the year ended December 31, 2002. For reconciliation purposes, Note 2 to the consolidated financial statements presents summarized financial information of the parent company only.

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors and Stockholder
Princor Financial Services Corporation

In planning and performing our audit of the consolidated financial statements of Princor Financial Services Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 30, 2003